SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV ANNOUNCES THE CLOSING OF THE STRATEGIC ALLIANCE IN THE CARIBBEAN

São Paulo, May 11, 2012 – Companhia de Bebidas das Américas – Ambev (“Ambev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announced today the closing of the transaction with E. León Jimenes S.A. (“ELJ”) to form a strategic alliance to create the leading beverage company in the Caribbean.  As a result, Ambev Brasil Bebidas S.A. (“Ambev Brasil”), a closely-held subsidiary of Ambev, owns an indirect 41.76% interest in Cervecería Nacional Dominicana S.A. (“CND”), and Ambev will consolidate CND’s results going forward.

The acquisition of the 9.3% stake in CND owned by Heineken N.V. (“Heineken”) is also expected to close in the second quarter of 2012.

For additional information, please contact the Investor Relations Department:

Lucas Lira (+55 11) 2122-1415 lucas.lira@ambev.com.br	Tatiana Rodrigues (+55 11) 2122-1414 tatiana.rodrigues@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer